FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 14, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on October 18, 2004, by the registrant, announcing the ground-breaking at new industrial park in China.

3.	News release issued on October 28, 2004, by the registrant, announcing consolidated financial results for the fiscal 2005 first half, ended September 30, 2004.

4.	Supplemental consolidated financial data for the fiscal 2005 first half, ended September 30, 2004.

5.	News release issued on October 28, 2004, by the registrant, announcing new policy for providing return to shareholders, and increase of interim dividends for fiscal 2005 together with revision of year-end dividend forecast.

6.	News release issued on October 28, 2004, by the registrant, announcing the closing MT Picture Display Corporation of America (New York).

7.	News release issued on October 29, 2004, by the registrant, announcing that Hitachi, Toshiba and the registrant concluded an agreement for the establishment of a TV LCD panel joint venture, IPS Alpha Technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: November 10, 2004

October 14, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta (Japan)
(Tel: +81-6-6949-2293)	Investor Relations
(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino (Europe)
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, October 14, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between October 1, 2004 and October 14, 2004

3.	Aggregate number of shares repurchased: 6,570,000 shares

4.	Aggregate repurchase amount: 9,999,283,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the August 27, 2004 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 19,904,000 shares

•	Aggregate repurchase amount: 29,998,265,000 yen

(Reference 2)

1)	The number of shares issued and treasury stock as of July 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,318,404,818 shares

•	Treasury stock: 134,648,679 shares

# # #

October 18, 2004

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:

Mike Kitadeya / Karl Takahashi

International PR

Tel: 06-6949-2293 Fax: 06-6949-2255

Panasonic News Bureau

Tel: 03-3542-6205 Fax: 03-3542-9018

Matsushita Breaks Ground at New Industrial Park in China

Hangzhou now production center for its Home Appliances Group

Osaka, Japan — Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, today announced it will build a new 270,000 square-meter industrial park in the Hangzhou Economic & Technological Development Area (Xia Sha), Zhejiang Province.  The industrial park initiative will strategically position the Hangzhou area as the production hub of its Home Appliances Group in China.  Senior officials from Zhejiang Province and Hangzhou City will oversee the ground-breaking ceremony for the Matsushita Hangzhou Industrial Park today on the site.

The company will build two factories in the new industrial park: Panasonic Home Appliances (Hangzhou) Co., Ltd. will manufacture air conditioning compressors and electronic home appliances while Panasonic Home Appliances (Hangzhou) Precision Machining Co., Ltd. will precision-process compressor components.  Both companies were locally incorporated on September 29 and April 28, 2004, respectively.  Matsushita plans to relocate Panasonic Home Appliances Washing Machine (Hangzhou) Co., Ltd., now operating in Hangzhou City, to the Park, developing the company into a leading washing machine factory in the world by lifting its annual production capacity to 2.5 million units in the short haul.

The total investment will be 1.9 billion yuan (about 27 billion yen) 1.  The factories will be in operation by October 2005.

With the efficient industrial infrastructure and human resources, Matsushita focuses on Hangzhou area as the key to the future growth of its home appliances business in China.  The area hosts many of the Home Appliances Group’s production bases for gas cookers, rice cookers and vacuum cleaners among others.  To respond to China’s growing market, Matsushita will continue to build and expand new and existing facilities in the area.  Panasonic Home Appliances (Hangzhou) (Export Processing Zone) Co., Ltd., located in the Hangzhou Export Processing Zone, will reinforce the company’s global supply site as it starts producing vacuum cleaners for Europe. The company will also look into the possible establishment of a product development center in the site.

Matsushita is expanding its business in China as it considers the market a growth engine for its home appliances business around the world. In Japan, the company has been winning customers’ support by developing ecology and environment-sensitive products and proposing new lifestyles. Making Hangzhou area the core of its home appliances operation in China, Matsushita will develop products for China based on the same corporate commitment to the environment. Matsushita is also committed to providing superior value-added quality products that are designed to integrate appropriately into Chinese culture and daily life.

The Home Appliances Group, headquartered in Toyonaka City, Osaka, is comprised of the four companies: Matsushita Home Appliances Company, Matsushita Refrigeration Company, Matsushita Housing Equipment & Systems Corporation, and Matsushita Food Service System Company.

Outline of the New Companies:

Panasonic Home Appliances (Hangzhou) Co., Ltd.

President:	Kazuhiko Kuroki
Location:	Xia Sha, Hangzhou Economic & Technological Development Area, Zhejiang Province
Capital:	760 million yuan (10.7 billion yen) [1]
Equity:	100% owned by Matsushita Electric (China) Co., Ltd.
Foundation:	September 29, 2004
Operations:	Manufacturing and marketing of electric home appliances and air conditioning compressors

Panasonic Home Appliances (Hangzhou) Precision Machining Co. Ltd.

President:	Kazuhiko Kuroki
Location:	Xia Sha, Hangzhou Economic & Technological Development Area, Zhejiang Province
Capital:	200 million yuan (2.8 billion yen)[1]
Equity:	100% owned by Matsushita Electric (China) Co., Ltd.
Foundation:	April 28, 2004
Operations:	Precision processing of components for air conditioning compressors

Production:	Scheduled to commence in October 2005 (for the two companies)
Production volume[2]:	1.8 billion yuan (26 billion yen[1], for 2006)
Number of employees[2]:	2,600 (for 2006)
Lot area[2]:	146,000 square meters
Floor space[2]:	53,000 square meters

1 Exchange rate: 1 yuan = 14.1 yen

2 Combined figures for the two companies

<Reference>

The Home Appliances Group Companies in Hangzhou Area Now

Company	Location	Main Products	Capacity (projected for 2006)
Panasonic Home Appliances Washing Machine (Hangzhou) Co., Ltd. (PHAWMH) (Hangzhou Matsushita Home Appliance Co., Ltd.)	93, Chang Ban Xiang, Gong Shu District, Hangzhou, Zhejiang (To be moved to Xia Sha, Hangzhou Economic & Technological Development Area)	Fully automatic washers, twin-tub washers	2.5 million

Panasonic Home Appliances Rice Cooker (Hangzhou) Co. Ltd. (PHARCH) (Hangzhou Matsushita Kitchen Appliances Co., Ltd.)	Avenue 3, Hangzhou Economic & Technological Development Area	Rice cookers and warmers	2 million

Panasonic Home Appliances & System (Hangzhou) Co., Ltd. (PHASH) (Hangzhou Matsushita Home Appliances & System Co., Ltd.)	19 Avenue 3, Hangzhou Economic & Technological Development Area	Gas cookers, vacuum cleaners for China market, hygiene toilet seats	1 million (gas cookers)

Panasonic Home Appliances (Hangzhou) (Export Processing Zone) Co., Ltd. (PHAH-EP) [Hangzhou Matsushita Home Appliances & System (Export Processing Zone) Co., Ltd.]	Building No. 9, Export Processing Zone, Avenue12, Hangzhou Economic & Technological Development Area	Vacuum cleaners for export	2 million

As of October 1, 2004 the above four companies were renamed as part of Matsushita’s global brand unification strategy. They were formerly known by the names indicated in parentheses.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$71.92 billion for the fiscal year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

# # #

October 28, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta (Japan)
(Tel: +81-6-6949-2293)	Investor Relations
(Tel: +81-6-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei (U.S.)
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Brendon Gore (Europe)	Norio Iino (Europe)
(Tel: +44-20-8899-2217)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 111 yen.)

MATSUSHITA REPORTS SECOND QUARTER AND FIRST HALF RESULTS

- Earnings exceed previous forecast -

Osaka, Japan, October 28, 2004 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the second quarter and first half, and non-consolidated (parent company alone) results for the first half, ended September 30, 2004, of the current fiscal year, ending March 31, 2005 (fiscal 2005).

Consolidated Second-quarter Results1

Consolidated group sales for the second quarter increased 18% to 2,216.5 billion yen (U.S.$19.97 billion), from 1,876.1 billion yen in the same three-month period a year ago. Of the total, domestic sales increased 35% to 1,150.1 billion yen ($10.36 billion). Overseas sales also improved, up 4% to 1,066.4 billion yen ($9.61 billion). Excluding the effects of currency translation, overseas sales increased 8% from a year ago on a local currency basis2.

During the second quarter, the domestic economy in Japan showed moderate recovery in consumer spending, as well as increases in both exports and capital investment by corporations, although concerns arose regarding inventory adjustments that began in some areas of the electronic components industry and rising materials costs, including crude oil prices. Overseas, the U.S. economy showed modest progress, mainly a result of proactive monetary and low-interest rate policies. Meanwhile, the economy in China also continued high growth, despite government policies to curb excessive capital expenditure.

In fiscal 2005, the first year of Matsushita’s three-year “Leap Ahead 21” plan, the company implemented initiatives relating to product competitiveness, enhanced profitability and strengthened overseas businesses, all aimed at achieving global excellence and sustainable growth. Regarding product competitiveness, Matsushita is focusing management resources into growth areas, while developing a new line of competitive “V-products” that incorporate proprietary “black-box” technologies, universal design concepts and environmentally friendly features. To enhance profitability, the company is accelerating business restructuring initiatives that will improve productivity. Matsushita is also focusing efforts on the reduction of inventories and overall costs. To strengthen overseas businesses, Matsushita will continue to promote simultaneous global product introductions to meet rising worldwide demand for digital products for consumer use. Finally, through collaboration activities with Matsushita Electric Works, Ltd. (MEW), the “new Matsushita Group” will provide customers all over the world with solutions for comfortable living based on the concepts of security and brand loyalty, as well as providing products that are easy to use and inspiring.

1.	On April 1, 2004, Matsushita acquired a controlling interest in Matsushita Electric Works, Ltd. (MEW). As a result, MEW, PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the company. Just as in the previously-announced first quarter results, the current second quarter and first half consolidated results include the results of these subsidiaries on a full consolidated basis. For more information, see Notes 6 and 8 of Notes to consolidated financial statements on pages 17 and 18.

2.	Sales on a local currency basis is not a measure conforming with U.S. GAAP. However, the company believes that this measure is useful to investors in promoting understanding of the company's business conditions by excluding the influence of foreign currency exchange rate fluctuations.

Regarding earnings, negative factors such as a strong yen, rising raw materials costs and intensified global price competition were more than offset by sales increases, as well as cost reductions and other positive factors. As a result, operating profit3 increased to 112.9 billion yen ($1.02 billion), up 89% compared with 59.6 billion yen in the same three-month period a year ago. In other income (deductions), the company recorded a 4.0 billion yen ($36 million) gain from the transfer by one of the company’s subsidiaries of the substitutional portion of the Employees Pension Funds (EPF) to the Government4, and incurred restructuring charges of 44.3 billion yen ($399 million), including expenses associated with the implementation of early retirement programs at certain of the company’s domestic subsidiaries. These, and other factors, resulted in a 77% increase in income before income taxes to 56.8 billion yen ($512 million), from 32.1 billion yen in last year’s second quarter. Net income for the second quarter totaled 23.4 billion yen ($210 million), up 14% from 20.4 billion yen in the same quarter of the previous year.

This resulted in a net income per common share of 10.10 yen ($0.09) on a diluted basis in the second quarter, versus 8.68 yen on the same basis a year ago.

Consolidated First-half Results

Combining the second quarter results with those of the first quarter, consolidated group sales for the first fiscal half ended September 30, 2004 increased 19% to 4,318.5 billion yen ($38.91 billion), compared with 3,639.7 billion yen in the same six-month period a year ago. Domestic sales increased 31% to 2,202.9 billion yen ($19.85 billion), while overseas sales were up 8% to 2,115.6 billion yen ($19.06 billion). Excluding the effects of currency translation, overseas sales increased 12% from a year ago on a local currency basis.

For reasons similar to those given for second quarter results, the company’s operating profit for the first fiscal half increased 96% to 156.3 billion yen ($1.41 billion), from 79.6 billion yen in the comparable period a year ago.

3.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 17.

4.	For information about the transfer of the substitutional portion of the EPF to the Government, see Note 5 of Notes to consolidated financial statements on page 17.

Income before income taxes for the six-month period more than doubled (up 140%) to 137.3 billion yen ($1.24 billion), compared with 57.3 billion yen a year ago. In other income (deductions), the company incurred restructuring charges of 48.2 billion yen, while recording a 31.5 billion yen gain from the transfer of the substitutional portion of the EPF to the Government. Net income was also up, increasing 143% to 56.2 billion yen ($506 million), as compared with 23.1 billion yen in the first half of the previous year. The company’s net income per common share was 24.26 yen ($0.22) on a diluted basis, versus 9.83 yen in the first half of last year.

Consolidated First-half Sales Breakdown by Product Category

Effective April 1, 2004, the company reclassified its previous five product categories (AVC Networks, Home Appliances, Components and Devices, JVC, and Other) into six new product categories to reflect the consolidation of MEW, PanaHome and their respective subsidiaries1. The six new product categories are: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

An unusually hot summer in Japan, rising demand for digital audiovisual (AV) products and consumer demand related to the Athens Olympics contributed to steady sales gains in digital AV products, including V-products, as well as Home Appliances, and Components and Devices. The consolidation of MEI and PanaHome is also a factor for the increase in consolidated sales. The company’s first-half consolidated sales by reclassified product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 1% to 1,746.0 billion yen ($15.73 billion), from 1,726.5 billion yen in the same six-month period a year ago. Within this category, sales of video and audio equipment increased 9%, due mainly to strong sales of digital AV products, such as flat-panel TVs and digital cameras, which were more than sufficient to offset sales declines in audio equipment.

Sales of information and communications equipment were down 4% from the previous year’s first half. Although increased sales were recorded for PCs and automotive electronics, sluggish sales in cellular phones, fixed-line telephones and facsimile machines led to an overall decline.

Home Appliances

Sales of Home Appliances increased 4% to 609.4 billion yen ($5.49 billion), compared with 586.2 billion yen in the previous year’s first half. Within this category, products such as air conditioners and compressors recorded sales gains, due mainly to an unusually hot summer in Japan. Sales of washing machines and ventilating fans also increased.

Components and Devices

Sales of Components and Devices were up 4% to 582.5 billion yen ($5.25 billion), compared with 562.7 billion yen in the first half of the previous year. Although sales of electric motors and batteries decreased from the same period a year ago, sales of semiconductors and general components increased steadily.

MEW and PanaHome

Sales of MEW and PanaHome (MEW, PanaHome and their respective subsidiaries) totaled 711.6 billion yen ($6.41 billion).

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 354.2 billion yen ($3.19 billion), down 12% from 403.7 billion yen in the first half of the previous year. Whereas sales of AV equipment increased in the Japanese domestic market, overseas sales, particularly in the Americas, declined from the same period a year ago. Sales decreases were also recorded in software.

Other

Sales for Other were down 13% to 314.8 billion yen ($2.84 billion), from 360.6 billion yen a year ago. Strong sales were achieved for factory automation (FA) equipment and industrial-use equipment. However, the reclassification of MEW products (those traditionally sold through the parent company) into a new product category (MEW and PanaHome) resulted in overall lower sales.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2005 first half amounted to 146.5 billion yen ($1.32 billion). This was attributable to improved net income and an increase in depreciation, despite increased inventories caused by seasonal factors. Net cash used in investing activities amounted to 26.8 billion yen ($0.24 billion). This was attributable mainly to capital expenditures of 134.6 billion yen in manufacturing facilities for priority business areas such as semiconductors, despite an increase in cash flows due to the consolidation of MEW and PanaHome. Net cash used in financing activities was 157.4 billion yen ($1.42 billion). Major factors included a repurchase of the company’s common stock and the transfer of certain employee deposits and advances to external institutions. All these activities resulted in cash and cash equivalents of 1,253.6 billion yen ($11.29 billion) at the end of the fiscal 2005 first half.

The company’s consolidated total assets as of September 30, 2004 increased 967.3 billion yen as compared with the end of the last fiscal year (March 31, 2004), to 8,405.4 billion yen ($75.72 billion). The increase was mainly due to the consolidation of MEW and PanaHome. Stockholders’ equity increased 153.0 billion yen, as compared with the end of the last fiscal year (March 31, 2004), to 3,604.6 billion yen ($32.47 billion) as of September 30, 2004. This increase was due to an increase in retained earnings and a decrease in accumulated other comprehensive loss, owing to the return to the Government of the substitutional portion of the EPF that resulted in a decrease in minimum pension liability adjustments, despite an increase in treasury stock on continued repurchases of the company’s own shares.

Non-Consolidated (Parent Company Alone) First Half Results5

First-half parent-alone sales increased 6% to 2,071.3 billion yen, from 1,958.9 billion yen in the same six-month period a year ago. Sales increases were recorded in all product categories.

Regarding parent-alone earnings, operating profit totaled 59.7 billion yen, up 288% from 15.4 billion yen a year ago. This increase was realized mainly by sales gains and various cost reduction initiatives. Recurring profit also increased 27% to 68.1 billion yen, from 53.7 billion yen in the previous first half. In addition to operating profit, factors affecting recurring profit included dividend income and provisions for losses on investments. Parent-alone net income increased, up 10% to 50.4 billion yen, from 45.9 billion yen in the first half of last year, despite restructuring charges of 11.5 billion yen.

5.	Non-consolidated (parent company alone) results are in conformity with Japanese generally accepted accounting principles.

Interim Dividend

The Board of Directors of the company voted today to distribute an interim (semiannual) cash dividend of 7.50 yen per common share to shareholders of record on September 30, 2004, payable November 30, 2004. This dividend rate is changed from the interim dividend of last year (6.25 yen), based on a new policy for profit distribution to shareholders (see page 26).

Year-end Dividend

The Board of Directors of the company also voted today in favor of a plan to propose a year-end cash dividend of 7.50 yen per common share (payable to shareholders of record on March 31, 2005) subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2005. If implemented, total dividends for fiscal 2005, including the aforementioned interim dividend of 7.50 yen per common share, will be 15.00 yen per common share (see page 26).

Outlook for the Full Fiscal Year 2005

Regarding the business environment for the second half of fiscal 2005, the company currently expects to encounter severe conditions, such as wide-spreading concern for slower economic growth in Japan and the United States, ever intensifying global price competition, and increasing oil prices. Considering these conditions, Matsushita, as of today, has not changed its previous forecast for the full fiscal year 2005, announced on April 28, 2004. At that time, the company forecasted fiscal 2005 sales on a consolidated basis to increase by about 18%, compared to fiscal 2004, to approximately 8,800 billion yen. The operating profit outlook is also unchanged from April 28, 2004, at which time the company forecasted fiscal 2005 operating profit to increase by about 43% from fiscal 2004 to approximately 280 billion yen, with consolidated income before income taxes6 anticipated to rise to approximately 230 billion yen, up 35% from fiscal 2004. Net income was expected to improve to approximately 63 billion yen, an increase of 49% from the previous fiscal year. This forecast also remains unchanged.

6.	Other income (deductions) affecting the forecast of income before income taxes consists of “other income” expected to amount to 25 billion yen, and “restructuring charges” forecasted at 75 billion yen.

Similarly, on a parent company alone basis, Matsushita did not alter its forecast made on April 28, 2004. At that time, sales in fiscal 2005 were expected to decrease by 2%, compared to fiscal 2004, to approximately 4,020 billion yen. Recurring profit was projected to increase 1% from fiscal 2004 to approximately 106 billion yen, and net income was forecast to increase 21% from fiscal 2004 to approximately 72 billion yen.

The company will review these forecasts again, and make any announcement regarding a revision at the time of the announcement of fiscal 2005 third quarter results.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges. For more information, visit the Matsushita web site at the following URL: http://panasonic.co.jp/global/ and the IR web site at: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

(Financial Tables Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended September 30)

	Yen (millions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
Net sales	¥2,216,510	¥1,876,088	118%	$19,969
Cost of sales	(1,609,269)	(1,342,784)		(14,498)
Selling, general and administrative expenses	(494,368)	(473,700)		(4,454)

Operating profit	112,873	59,604	189%	1,017

Other income (deductions):
Interest income	4,405	5,125		40
Dividend income	329	498		3
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	3,999	—		36
Interest expense	(4,013)	(7,004)		(36)
Restructuring charges **	(44,272)	(869)		(399)
Write-down of investment securities	(1,663)	(48,011)		(15)
Other income (loss), net	(14,847)	22,709		(134)

Income before income taxes	56,811	32,052	177%	512

Provision for income taxes	(26,221)	(6,048)		(236)
Minority interests	(4,716)	(6,480)		(43)
Equity in earnings (losses) of associated companies	(2,513)	924		(23)

Net income	¥23,361	¥20,448	114%	$210

Net income, basic
per common share	10.10 yen	8.77 yen		$0.09
per ADS	10.10 yen	8.77 yen		$0.09
Net income, diluted
per common share	10.10 yen	8.68 yen		$0.09
per ADS	10.10 yen	8.68 yen		$0.09

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 17-18.

Supplementary Information (Three months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2004	2003		2004
Depreciation (tangible assets):	¥74,821	¥64,161		$674
Capital investment:	¥76,214	¥69,476		$687
R&D expenditures:	¥161,788	¥140,432		$1,458

Number of employees (Sept. 30)	339,607	295,546

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Six months ended September 30)

	Yen (millions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
Net sales	¥4,318,537	¥3,639,688	119%	$38,906
Cost of sales	(3,075,596)	(2,584,096)		(27,708)
Selling, general and administrative expenses	(1,086,607)	(975,986)		(9,790)

Operating profit	156,334	79,606	196%	1,408

Other income (deductions):
Interest income	9,118	9,809		82
Dividend income	3,908	3,558		35
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	—		284
Interest expense	(11,494)	(13,888)		(103)
Restructuring charges **	(48,191)	(869)		(434)
Write-down of investment securities	(1,663)	(48,011)		(15)
Other income (loss), net	(2,248)	27,049		(20)

Income before income taxes	137,273	57,254	240%	1,237

Provision for income taxes	(60,832)	(22,347)		(548)
Minority interests	(15,346)	(8,216)		(138)
Equity in earnings (losses) of associated companies	(4,916)	(3,545)		(45)

Net income	¥56,179	¥23,146	243%	$506

Net income, basic
per common share	24.26 yen	9.92 yen		$0.22
per ADS	24.26 yen	9.92 yen		$0.22
Net income, diluted
per common share	24.26 yen	9.83 yen		$0.22
per ADS	24.26 yen	9.83 yen		$0.22

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 17-18.

Consolidated Statement of Surplus * (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2004	2003		2004
Retained earnings at beginning of period	¥2,442,504	¥2,432,052		$22,005
Net income	56,179	23,146		506
Cash dividends	(17,967)	(14,746)		(162)
Transfer from (to) legal reserve	(4,991)	(2,098)		(45)

Balance at end of year	¥2,475,725	¥2,438,354		$22,304

* See Notes to consolidated financial statements on pages 17-18.

Supplementary Information (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2004	2003		2004
Depreciation (tangible assets):	¥138,668	¥122,518		$1,249
Capital investment:	¥145,643	¥121,880		$1,312
R&D expenditures:	¥316,527	¥277,655		$2,852

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

September 30, 2004

With comparative figures for March 31, 2004

	Yen (millions)		U.S. Dollars (millions)
	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
Assets
Current assets:
Cash and cash equivalents	¥1,253,608	¥1,275,014	$11,294
Time deposits	171,630	170,047	1,546
Marketable securities	7,645	2,684	69
Trade receivables (notes and accounts)	1,234,654	1,067,667	11,123
Inventories	1,068,646	777,540	9,627
Other current assets	566,339	482,025	5,102

Total current assets	4,302,522	3,774,977	38,761

Noncurrent receivables	253,243	280,398	2,282
Investments and advances	1,113,505	1,237,427	10,032
Property, plant and equipment, net of accumulated depreciation	1,642,578	1,209,502	14,798
Other assets	1,093,502	935,708	9,851

Total assets	¥8,405,350	¥7,438,012	$75,724

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥387,572	¥290,208	$3,492
Trade payables (notes and accounts)	896,319	784,734	8,075
Other current liabilities	1,598,559	1,494,844	14,401

Total current liabilities	2,882,450	2,569,786	25,968

Long-term debt	577,688	460,639	5,204
Other long-term liabilities	866,048	827,896	7,802
Minority interests	474,572	128,115	4,276
Common stock	258,740	258,740	2,331
Capital surplus	1,230,315	1,230,476	11,084
Legal reserve	88,166	83,175	794
Retained earnings	2,475,725	2,442,504	22,304
Accumulated other comprehensive income (loss) *	(264,262)	(399,502)	(2,381)
Treasury stock	(184,092)	(163,817)	(1,658)

Total liabilities and stockholders’ equity	¥8,405,350	¥7,438,012	$75,724

*    Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
Cumulative translation adjustments	¥(217,897)	¥(282,287)	$(1,963)
Unrealized holding gains of available-for-sale securities	70,453	88,104	634
Unrealized gains of derivative instruments	4,964	6,676	45
Minimum pension liability adjustments	(121,782)	(211,995)	(1,097)

**	See Notes to consolidated financial statements on pages 17-18.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
AVC Networks
Video and audio equipment	¥386.7	¥353.7	109%	$3,484
Information and communications equipment	524.0	530.8	99%	4,721

Subtotal	910.7	884.5	103%	8,205

Home Appliances	292.1	294.8	99%	2,631

Components and Devices	291.9	296.0	99%	2,630

MEW and PanaHome	375.4	—	—	3,382

JVC	182.0	211.1	86%	1,640

Other	164.4	189.7	87%	1,481

Total	¥2,216.5	¥1,876.1	118%	$19,969

Domestic sales	1,150.1	851.2	135%	10,362
Overseas sales	1,066.4	1,024.9	104%	9,607

(Six months ended September 30)

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
AVC Networks
Video and audio equipment	¥732.2	¥669.8	109%	$6,597
Information and communications equipment	1,013.8	1,056.7	96%	9,133

Subtotal	1,746.0	1,726.5	101%	15,730

Home Appliances	609.4	586.2	104%	5,490

Components and Devices	582.5	562.7	104%	5,248

MEW and PanaHome	711.6	—	—	6,411

JVC	354.2	403.7	88%	3,191

Other	314.8	360.6	87%	2,836

Total	¥4,318.5	¥3,639.7	119%	$38,906

Domestic sales	2,202.9	1,676.3	131%	19,846
Overseas sales	2,115.6	1,963.4	108%	19,060

*	See Notes to consolidated financial statements on pages 17-18.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Six months ended September 30)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2004	Percentage 2004/2003	Yen (billions) 2004	Percentage 2004/2003
AVC Networks
Video and audio equipment	¥224.6	117%	¥507.6	106%
Information and communications equipment	479.4	95%	534.4	97%

Subtotal	704.0	101%	1,042.0	101%

Home Appliances	366.0	99%	243.4	112%

Components and Devices	227.8	102%	354.7	104%

MEW and PanaHome	611.1	—	100.5	—

JVC	97.5	78%	256.7	92%

Other	196.5	75%	118.3	119%

Total	¥2,202.9	131%	¥2,115.6	108%

*	See Notes to consolidated financial statements on pages 17-18.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
[Sales]

AVC Networks	¥1,883.6	¥1,827.9	103%	$16,969
Home Appliances	660.4	604.0	109%	5,950
Components and Devices	792.4	826.5	96%	7,139
MEW and PanaHome	734.5	—	—	6,617
JVC	360.3	409.4	88%	3,246
Other	539.3	476.1	113%	4,859

Subtotal	4,970.5	4,143.9	120%	44,780
Eliminations	(652.0)	(504.2)	—	(5,874)

Consolidated total	¥4,318.5	¥3,639.7	119%	$38,906

[Segment Profit] **

AVC Networks	¥68.3	¥58.3	117%	$615
Home Appliances	37.8	19.0	199%	341
Components and Devices	39.5	25.8	153%	356
MEW and PanaHome	24.6	—	—	222
JVC	4.6	10.1	46%	41
Other	16.1	7.1	225%	145

Subtotal	190.9	120.3	159%	1,720
Corporate and eliminations	(34.6)	(40.7)	—	(312)

Consolidated total	¥156.3	¥79.6	196%	$1,408

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
[Sales]

Japan	¥3,285.6	¥2,701.5	122%	$29,600
Americas	643.6	655.5	98%	5,798
Europe	528.4	483.1	109%	4,760
Asia, China and others	1,261.6	1,098.8	115%	11,366

Subtotal	5,719.2	4,938.9	116%	51,524
Eliminations	(1,400.7)	(1,299.2)	—	(12,618)

Consolidated total	¥4,318.5	¥3,639.7	119%	$38,906

[Segment Profit]

Japan	¥126.0	¥61.9	204%	$1,135
Americas	11.5	10.3	111%	104
Europe	8.8	4.6	190%	79
Asia, China and others	50.6	43.5	116%	456

Subtotal	196.9	120.3	164%	1,774
Corporate and eliminations	(40.6)	(40.7)	—	(366)

Consolidated total	¥156.3	¥79.6	196%	$1,408

* ** See Notes to consolidated financial statements on pages 17-18.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)		U.S. Dollars (millions)
	2004	2003	2004
Cash flows from operating activities:
Net income	¥56,179	¥23,146	$506
Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization	156,922	134,550	1,414
Net gain on sale of investments	(10,914)	(9,287)	(98)
Provision for doubtful receivables	6,083	4,002	55
Deferred income taxes	5,758	(19,584)	52
Write-down of investment securities	1,663	48,011	15
Impairment loss on long-lived assets	13,032	—	117
Minority interests	15,346	8,216	138
(Increase) decrease in trade receivables	48,251	28,626	435
(Increase) decrease in inventories	(104,660)	(111,963)	(943)
(Increase) decrease in other current assets	(11,941)	(28,304)	(108)
Increase (decrease) in trade payables	(16,389)	30,923	(148)
Increase (decrease) in accrued income taxes	3,178	9,547	29
Increase (decrease) in accrued expenses and other current liabilities	46,837	35,940	422
Increase (decrease) in retirement and severance benefits	(58,235)	22,894	(525)
Other	(4,653)	28,037	(42)

Net cash provided by operating activities	¥146,457	¥204,754	$1,319

Cash flows from investing activities:
(Increase) decrease in short-term investments	505	(765)	$5
Proceeds from disposition of investments and advances	43,459	50,219	392
Increase in investments and advances	(33,867)	(25,839)	(305)
Capital expenditures	(134,586)	(131,225)	(1,213)
Proceeds from sale of fixed assets	32,421	37,752	292
(Increase) decrease in finance receivables	4,597	8,546	41
(Increase) decrease in time deposits	4,446	17,265	40
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	79,724	—	718
Other	(23,531)	3,554	(212)

Net cash used in investing activities	¥(26,832)	¥(40,493)	$(242)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,111	(5,999)	46
Increase (decrease) in deposits and advances from customers and employees	(134,185)	4,466	(1,209)
Proceeds from long-term debt	69,968	23,009	630
Repayments of long-term debt	(48,297)	(83,370)	(435)
Dividends paid	(17,967)	(14,746)	(162)
Dividends paid to minority interests	(11,772)	(3,699)	(106)
Repurchase of common stock	(20,275)	(58,397)	(182)
Other	—	1,782	—

Net cash used in financing activities	¥(157,417)	¥(136,954)	$(1,418)

Effect of exchange rate changes on cash and cash equivalents	16,386	(18,136)	148

Net increase in cash and cash equivalents	(21,406)	9,171	(193)
Cash and cash equivalents at beginning of period	1,275,014	1,167,470	11,487

Cash and cash equivalents at end of period	¥1,253,608	¥1,176,641	$11,294

*    See Notes to consolidated financial statements on pages 17-18.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 4 for U.S. GAAP reconciliation.

3.	Comprehensive income was reported as a gain of 191,419 million yen ($1,724 million) for the first half ended September 30, 2004, a gain of 29,635 million yen for the first half ended September 30, 2003, and a gain of 348,285 million yen for the year ended March 31, 2004. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

4.	“Restructuring charges” in “Other income (deductions)” of the consolidated statement of income for the first half ended September 30, 2004 includes expenses associated with the implementation of early retirement programs at certain domestic companies. Under U.S. generally accepted accounting principles, these charges are included as part of operating profit in the statement of income.

5.	Certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in the first half ended September 30, 2004. The gain of 31,509 million yen ($284 million) from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income.

6.	On April 1, 2004, the company acquired 19.2% of the issued common shares of MEW through a tender offer, of which the company had a 31.8% equity ownership until then, to obtain its controlling interest. This acquisition also resulted in another acquisition of controlling interest of PanaHome because both the company and MEW have 27% equity ownership. The acquired assets and assumed liabilities on April 1, 2004 are as shown below. As a result, the total assets at the beginning of the period increased 1,043,282 million yen, the balance that deducts 343,844 million yen, the company’s new basis of investment in MEW and PanaHome upon the acquisition of additional shares, from 1,387,126 million yen, the total assets acquired.

Yen (millions)
Current assets	¥658,544
Property, plant and equipment	440,584
Other assets	287,998

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	¥343,844

7.	The company and most of its domestic subsidiaries maintain defined benefit pension plans such as “Point-based benefits system” and “Cash balance pension plans.” Several of its domestic subsidiaries have lump-sum payment plans, while several overseas subsidiaries also maintain defined benefit pension plans.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the company on April 1, 2004. Accordingly, a new segment, MEW and PanaHome, has been added to the company’s business segment classifications from this fiscal year (fiscal 2005).

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Matsushita Electronic Components Co., Ltd., Motor Company

MEW and PanaHome:

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Information Equipment Co., Ltd.

9.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

10.	Number of consolidated companies: 569

11.	Number of companies reflected by the equity method: 83

12.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 111 yen, the approximate rate on the Tokyo Foreign Exchange Market on September 30, 2004.

13.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employer’s Accounting for Pensions.” The transfer of the substitutional portion of Japanese Welfare Pension Insurance is accounted in accordance with the Emerging Issues Task Force (EITF) Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Marketable Securities*

September 30, 2004

With comparative figures for March 31, 2004

	Yen (millions)
	September 30, 2004			March 31, 2004
	Cost	Fair value	Gross unrealized holding gains (losses)	Cost	Fair value	Gross unrealized holding gains (losses)
Current
Equity securities	—	—	—	—	—	—
Bonds	5,634	5,634	—	1,000	1,001	1
Other debt securities	2,011	2,011	—	1,683	1,683	—

Sub-total	¥7,645	¥7,645	¥—	¥2,683	¥2,684	¥1

Noncurrent
Equity securities	243,642	408,689	165,047	217,470	398,425	180,955
Bonds	23,480	23,581	101	8,254	8,229	(25)
Other debt securities	18,181	18,319	138	10,071	10,071	—

Sub-total	¥285,303	¥450,589	¥165,286	¥235,795	¥416,725	¥180,930

Total	¥292,948	¥458,234	¥165,286	¥238,478	¥419,409	¥180,931

*	The statement of marketable securities represents (presented in yen only) marketable equity securities other than investments in associated companies and all debt securities in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 568 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other.

*	For major product lines in each segment, please refer to “Details of Product Categories” on page 22.

2. Business Domain Chart

Details of Product Categories

AVC Networks

Color TVs, PDP and LCD TVs, VCRs, camcorders, digital cameras, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washer/dryers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, CRTs, LCD panels, general components (capacitors, resistors, coils, speakers, power supplies, electro-mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, healthy-life products, exterior and interior furnishing materials, bathroom units, molding compounds, laminates, relays, connectors, housings, etc.

JVC

VCRs, camcorders, CRT TVs, PDP TVs, LCD TVs, stereo hi-fi and related equipment, car audio, DVD players, DVD recorders, CD radio cassette recorders, business-use audiovisual equipment, information equipment, video projectors, display components, optical pickups, motors, high-density multi-layered printed circuit boards, AV software for DVD, CD and video tapes, recordable media, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, etc.

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income*

(Six months ended September 30)

	Yen (millions)		Percentage 2004/2003
	2004	2003
Net sales	¥2,071,337	¥1,958,968	106%
Cost of sales	(1,691,757)	(1,611,563)
Selling, general and administrative expenses	(319,805)	(331,980)

Operating profit	59,774	15,423	388%

Interest income	1,952	3,049
Dividend income	36,481	36,710
Other income	16,718	17,224
Interest expense	(5,452)	(8,238)
Other expenses	(41,353)	(10,418)

Recurring profit	68,121	53,751	127%

Non-recurring profit	6,018	11,345
Non-recurring loss	(12,817)	(958)

Income before income taxes	61,322	64,138	96%
Provision for income taxes
Current	(11,206)	(3,677)
Deferred	349	(14,533)

Net income	¥50,465	¥45,928	110%

Unappropriated retained earnings at beginning of period	41,011	40,467
Interim dividend	—	—
Unappropriated retained earnings at end of period	91,477	86,395

(Parentheses indicate expenses or deductions.)

	2004	2003
Net income per common share, basic:	21.79 yen	19.67 yen

*	See notes to parent-alone financial statements on page 25.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

September 30, 2004

With comparative figures for March 31, 2004

	Yen (millions)
	September 30, 2004	March 31, 2004
Assets
Current assets:
Cash and deposits	¥613,188	¥763,116
Trade receivables (notes and accounts)	505,273	576,008
Inventories	202,632	192,268
Other current assets	498,882	522,881

Total current assets	1,819,980	2,054,274

Fixed assets:
Tangible fixed assets	394,559	400,744
Intangibles	28,589	29,788
Investments and advances	2,852,716	2,733,127

Total fixed assets	3,275,865	3,163,660

Total assets	¥5,095,846	¥5,217,934

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥445,705	¥474,138
Accrued income taxes	5,167	670
Other current liabilities	1,331,851	1,410,907

Total current liabilities	1,782,727	1,885,715

Long-term debt and employee retirement and severance benefits	471,738	492,863

Total liabilities	2,254,465	2,378,579

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	571,787	571,623
Retained earnings	2,116,083	2,083,833
Unrealized holding gains of available-for-sale securities	79,582	88,976
Treasury stock	(184,813)	(163,817)

Total shareholders’ equity	2,841,380	2,839,355

Total liabilities and shareholders’ equity	¥5,095,846	¥5,217,934

*    See notes to parent-alone financial statements on page 25.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown

(Six months ended September 30)

	Yen (billions)		Percentage 2004/2003
	2004	2003
AVC Networks
Video and audio equipment	¥414.0	¥346.6	119%
Information and communications equipment	456.6	517.7	88%

Subtotal	870.6	864.3	101%

Home Appliances	375.4	358.1	105%

Components and Devices	440.6	425.8	103%

MEW Products	19.4	—	—

Other	365.1	310.5	118%

Total	¥2,071.3	¥1,958.9	106%

Domestic sales	1,177.6	1,143.1	103%
Exports	893.6	815.8	110%

Notes to parent-alone financial statements:

1.	In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than 1 million yen have been omitted in the accompanying parent-alone financial statements. The sum of the subtotals may differ from the actual total.

2.	Similarly, in the description on page 6 and 7 regarding parent-alone results and in parent-alone sales breakdown above, amounts less than one-tenth of a billion yen are truncated.

3.	Non-recurring profit for the first half ended September 30, 2004 includes 5,045 million yen related to the sale of securities. Non-recurring loss for the first half ended September 30, 2004 includes 11,509 million yen for business restructuring expenses such as losses associated with the employment structural reform of several domestic businesses.

4.	From this fiscal year (fiscal 2005), the company changed its sales categories to five new categories: AVC Networks, Home Appliances, Components and Devices, MEW Products, and Other, in line with the reclassification made the consolidated sales breakdown upon the consolidation of MEW. Accordingly, sales of several MEW products which were previously included in the “Other” category have been transferred to the new “MEW Products” category.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its business under its basic management philosophy, which sets forth that the mission of a business enterprise is “Contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world.” Matsushita, as a public entity, is committed to its relationship with all stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Matsushita has steered management operations recognizing the importance of profit return to shareholders since the company’s establishment. Historically, Matsushita has distributed dividends at a stable level to its shareholders, however, concurrently with the implementation of its mid-term growth strategy, Matsushita aims for providing return to shareholders, taking into consideration the results of operations, in order to further implement shareholder-oriented management.

In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated free cash flows*.

1)	Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditures requirements and the company’s financial condition.

2)	Own share repurchases:

Matsushita will implement shareholder-oriented management by enhancing shareholder value per share through a reduction, in effect, of the number of issued and outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows. Concurrently, Matsushita aims to enhance its business value by utilizing treasury stock for various business strategies.

Based upon the new policy described above, Matsushita increased an interim (semiannual) cash dividend per common share for the current fiscal year from 6.25 yen to 7.50 yen to shareholders of record on September 30, 2004, payable November 30, 2004, and also revised the year-end cash dividend forecast upward from 6.25 yen to 7.50 yen per common share (payable to shareholders of record on March 31, 2005) subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2005.

If implemented, total dividends for fiscal 2005, including the aforementioned interim dividend of 7.50 yen per common share, will be 15.00 yen per common share.

*Matsushita	defines “free cash flows” as the sum of net cash provided by operating activities and net cash used in investing activities.

(3) Company’s Policy on Reduction of the Share Trading Unit Size

The amendments to the Japanese Commercial Code that took effect in October 2001 allow listed companies to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan. Matsushita has looked into a possibility of exercising this eased restriction, but as of today, the company believes it is too early to do so.

Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include enhancement of the company’s investor relations website, more detailed business reports and improved general shareholder meeting arrangements. Although Matsushita is aware that a reduction in the trading unit size is an effective method for broadening its individual shareholder base, the company would incur significant costs in doing so. Meanwhile the potential benefits of such a measure have yet to be verified. Matsushita would consider a possible change in the trading unit size only at such time as the aforementioned advantages and benefits could be verified.

(4) Corporate Management Strategies and Challenges

Matsushita aims to become one of the top-class global companies in 2010, by pursuing the management objectives of contributing to the realization of a ubiquitous networking society and coexistence with the environment, thus providing its customers with valued products and services.

To this end, the company established the mid-term (three-year) management plan “Leap Ahead 21,” and began implementing initiatives to materialize sustainable growth. From fiscal 2005, the first year of the plan, through fiscal 2007, Matsushita is implementing various measures to “secure its growth track” as follows:

<Principal Initiatives for Fiscal 2005>

1.  V-products

For fiscal 2005, Matsushita plans to launch 71 new V-products on a group-wide basis. It targets approximately 1.5 trillion yen in sales of these products, surpassing the previous year’s result. During the first half of fiscal 2005, sales of flat panel TVs, digital cameras and air conditioners, among others, recorded strong sales of about 600 billion yen as a total for V-products. Matsushita intends to continuously develop these new V-products with emphasis on the application of proprietary “black-box” technologies, universal design and eco-friendly innovations, and expand the markets for these products globally, with an aim to form solid pillars of growth.

2.  R&D and Intellectual Property Rights Strategies

Matsushita will concentrate its management resources on strategically important development themes, in line with the company’s ten-year technology vision as the core of its corporate-wide R&D strategy. Specifically, the company will step up the development of such products as next-generation system LSIs, networkable electronic home appliances and fuel cell co-generation systems. With respect to intellectual property rights, Matsushita will further strengthen its competitive edge, by more globally establishing its patent rights, along with effective utilization thereof, for fundamental networking technologies to support a ubiquitous networking society, and standards for such products as DVD-related products.

3.  Overseas Strategy

Matsushita will continue its ongoing initiatives to strengthen overseas operations as a corporate growth engine. In particular, Matsushita will further promote the simultaneous global product introduction of new strategic products. In China, as a priority region, the company will construct the Matsushita Hangzhou Industrial Park in Zhejiang Province, which the company positions as the strategically important production hub for its home appliances business in the country. By expanding and building up production bases, the company will strive to achieve approximately 1 trillion yen in total production in China in fiscal 2006, and target to achieve sales of about 1 trillion yen in fiscal 2007.

4.  Strengthening the Company’s Financial Structure

Matsushita will enhance its earnings capability and financial structure, by thoroughly conducting rationalization of materials purchasing costs and inventories reduction, as well as through other initiatives, including a cost and expense reduction project initiated in fiscal 2004.

5.  Collaboration with Matsushita Electric Works, Ltd. (MEW)

Through the comprehensive collaboration that Matsushita started with MEW in fiscal 2005, the two companies seek to enhance corporate value for the new Matsushita Group with an optimum management structure being developed from a customer viewpoint. By combining each company’s management resources under a unified brand/management strategy, the two companies aim to achieve synergy effects, offering “solutions for comfortable living,” to create greater growth opportunities and increased productivity, thus envisioning a leap towards a globally excellent enterprise. Matsushita and MEW agreed to integrate the electrical supplies, building materials and equipment, and home appliances businesses of the two, based upon the fundamental goal of making the best use of each companies’ strength in overlapping areas in R&D, manufacturing and sales. Matsushita’s Panasonic Center and MEW’s Shiodome Showroom were renovated to be the main corporate communications facilities for the new Matsushita Group. The two showrooms were remodeled and reopened in the new names of “Panasonic Center Tokyo” and “National Center Tokyo” where customers can see and feel “Progress and Excitement” first hand.

(5) Corporate Governance, Concept and Initiatives

1. A New Structure that Enables Enhanced Governance

Based on its basic philosophy of contributing to society as a “public entity,” Matsushita over the years has been committed to the enhancement of its corporate governance. As such, it was one of the first Japanese companies to invite outside directors on its Board of Directors and also established an Advisory Board comprised of distinguished outside leaders.

In fiscal 2004, Matsushita implemented drastic reforms to establish an optimum management and governance structure tailored to the Group’s new business domain-based organizational structure. Under the new structure, Matsushita has empowered each of the business domain companies by delegating authority in order to thoroughly implement their autonomously responsible management. At the same time, an Executive Officer System, for execution of business at various domestic and overseas Group companies, was introduced, also facilitating the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. In addition, Matsushita realigned the role and structure of the Board of Directors to conduct swift and strategic decision-making, as well as optimum monitoring, on group-wide matters. Specifically, the Board of Directors can now concentrate on corporate strategies and supervision of business domain companies, as opposed to Executive Officers, who have responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of Matsushita’s business operations, the company has, however, opted to maintain a system where Executive Officers, who are most familiar with the specifics of respective operations, take an active part in the Board of Directors. Through these reforms, the Board of Directors itself has been reduced in number, with terms shortened to one year.

While also strengthening the company’s existing Corporate Auditors System, in order to augment internal auditing functions in business domain companies, Matsushita assigned full-time “Auditors” at each internal divisional company and, furthermore, inaugurated the “Group Auditors Meeting” to enhance their collaboration with the corporate auditors at Matsushita subsidiaries.

2. Establishment of Internal Control Structure over Financial Reporting and Corporate Disclosure

Since last year, Matsushita worked on documenting the appropriate systems and procedures in operations from the control environment up to actual internal control activities, and appointed “internal auditing managers” in each of the business domain companies, who will check on how requisites are observed (or the effectiveness of internal controls) under the overall supervision of the Corporate Internal Auditing Group, both in order to ensure the reliability of the company’s financial reporting. In fiscal 2005, the company will reinforce its internal controls by implementing self-assessment (self-check), in addition to regular internal auditing, at all organizational units throughout the Matsushita Group.

Furthermore, in order to ensure and enhance the transparency and accountability of its business, the company has also established the “Internal Control and Disclosure Committee” with which it has been checking the propriety of statements and descriptions in the company’s annual reports, while confirming that of procedures regarding disclosure controls.

3. Compliance, etc.

In 1992, the company established the “Code of Conduct” for Directors, Executives, Corporate Auditors and employees, which was further amended in 1998. In addition, the company newly established the “Code of Ethics for Directors and Executive Officers,” with which it encourages its Directors on the Board and Executive Officers to fully comply with the code to show good examples to employees. It also compiled an in-company handbook called the “Corporate Compliance Guide” as a concise guidebook plainly explaining the laws and ordinances to be observed in day-to-day operations, and delivered it to all personnel at the manager level or above, while also providing training seminars. Furthermore, in December 2003, the company conducted monitoring of corporate business ethics for employees of major domestic and overseas companies of the Matsushita Group, to check the actual observation status of the company’s “code of conduct” and “business ethics and compliance,” thus making efforts toward the identification and solution of possible problems.

# # #

October 28, 2004

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2005

First Half, ended September 30, 2004

1. Sales breakdown for Fiscal 2005 First Half, ended September 30, 2004 yen (billions)

	Total			Domestic		Overseas
By Product Category		05/04	Local currency basis 05/04		05/04		05/04	Local currency basis 05/04
Video and Audio Equipment	732.2	109%	112%	224.6	117%	507.6	106%	110%
Information and Communications Equipment	1,013.8	96%	98%	479.4	95%	534.4	97%	102%

AVC Networks	1,746.0	101%	104%	704.0	101%	1,042.0	101%	106%
Home Appliances	609.4	104%	106%	366.0	99%	243.4	112%	117%
Components and Devices	582.5	104%	106%	227.8	102%	354.7	104%	109%
MEW and PanaHome	711.6	—	—	611.1	—	100.5	—	—
JVC	354.2	88%	90%	97.5	78%	256.7	92%	96%
Other	314.8	87%	88%	196.5	75%	118.3	119%	122%

Total	4,318.5	119%	121%	2,202.9	131%	2,115.6	108%	112%

	yen (billions)

	Fiscal 2005 First Half Results
Overseas Sales by Region		05/04	Local currency basis 05/04
North and South America	650.2	96%	103%
Europe	560.2	110%	110%
Asia	543.0	110%	115%
China	362.2	126%	132%

Total	2,115.6	108%	112%

2. Capital Investment, Depreciation and R&D Expenditures

Capital Investment

<Consolidated>	yen (billions)

	Fiscal 2005 First Half Results
		05-04
AVC Networks	35.4	+3.9
Home Appliances	16.5	+6.2
* Components and Devices	59.5	-3.6
MEW and PanaHome	11.3	+11.3
JVC	10.9	+3.6
Other	12.0	+2.3

Total	145.6	+23.7

* semiconductors only	35.0	+11.0

Depreciation (Tangible assets)

<Consolidated>	yen (billions)

	Fiscal 2005 First Half Results
		05-04
	138.7	+16.2

excluding MEW and PanaHome		98%

R&D Expenditures
<Consolidated>	yen (billions)

	Fiscal 2005 First Half Results
		05-04
	316.5	+38.9

excluding MEW and PanaHome		103%

3. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2004 Annual Results	Fiscal 2005 First Half Results
U.S. Dollars	¥115	¥109
Euro	¥129	¥131

<Rates Used for Consolidation>
	Fiscal 2004 Annual Results	Fiscal 2005 First Half Results
U.S. Dollars	¥113	¥110
Euro	¥133	¥133

4. Number of Employees

<Consolidated>	(persons)

	end of Sep. 2003	end of Mar. 2004	end of Sep. 2004
Domestic	123,513	119,528	150,474
Overseas	172,033	170,965	189,133
Total	295,546	290,493	339,607

5. Other Information			(shares	)
Issued Shares as of September 30, 2004	(a	)	2,453,053,497
Treasury Stock as of September 30, 2004	(b	)	148,527,121
Outstanding Shares (excluding treasury stock) as of September 30, 2004	(a-b	)	2,304,526,376

	Fiscal 2004		Fiscal 2005
	First Half Results	Annual Results	First Half Results
Net income per common share, basic	¥9.92	¥18.15	¥24.26
Net income per common share, diluted	¥9.83	¥18.00	¥24.26
Stockholders’ equity per common share at the end of each period	¥1,356.61	¥1,488.77	¥1,564.14

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

October 28, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta (Japan)
(Tel: +81-6-6949-2293)	Investor Relations
(Tel: +81-6-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei (U.S.)
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Brendon Gore (Europe)	Norio Iino (Europe)
(Tel: +44-20-8899-2217)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Announces New Policy for Providing Return to Shareholders,

and Increase of Interim Dividends for Fiscal 2005

Together with Revision of Year-end Dividend Forecast

Osaka, Japan, October 28, 2004 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its “Panasonic” brand, today announced that its Board of Directors decided to adopt a new policy for providing return to its shareholders and, based upon the policy, to increase the interim dividend per share for the current fiscal year and revise upward the year-end dividend forecast.

Details are as follows:

1.	Background

Matsushita will take all necessary measures to complete structural reforms by the end of the current fiscal year, and is accelerating the growth strategy of the new Matsushita Group to achieve its new mid-term management plan, “Leap Ahead 21.” Historically, Matsushita has distributed dividends at a stable level to its shareholders, however, concurrently with the implementation of its mid-term growth strategy, Matsushita aims for providing return to shareholders, taking into consideration the results of operations, in order to further implement shareholder-oriented management.

2.	New Policy for Providing Return to Shareholders

•	Matsushita aims to maximize corporate value by enhancing its reputation in capital markets through the steady growth of its mid-term business performance and return of profits to shareholders, based on its consolidated business performance.

•	In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated free cash flows*.

1)	Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditures requirements and the company’s financial condition.

2)	Own share repurchases:

Matsushita will implement shareholder-oriented management by enhancing shareholder value per share through a reduction, in effect, of the number of issued and outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows. Concurrently, Matsushita aims to enhance its business value by utilizing treasury stock for various business strategies.

3.	Dividends for the Fiscal Year Ending March 2005 (Fiscal 2005)

Based upon the new policy described above, Matsushita increased the interim dividend per share for the current year payable to shareholders of record on September 30, 2004, and also revised the year-end dividend forecast upward, payable to shareholders of record on March 31, 2005, subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2005, as follows:

	Interim Dividend per Share	Year-end Dividend per Share	Total Amount of Dividends per Share for the Fiscal Year
Previous forecast	6.25 yen	6.25 yen	12.50 yen
Revised amount	7.50 yen	7.50 yen	15.00 yen
(Reference)
Dividends for the previous fiscal year	6.25 yen	7.75 yen	14.00 yen
		(Including 1.50 yen Commemorative dividend)	(Including 1.50 yen Commemorative dividend)

(Reference) Information concerning share repurchases

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

•	Period of repurchase: Between August 30, 2004 and late March 2005

2)	Cumulative total of shares repurchased since the August 27, 2004 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 19,904,000 shares

•	Aggregate repurchase amount: 29,998,265,000 yen

3)	The number of shares issued and treasury stock as of September 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,304,526,376 shares

•	Treasury stock: 148,527,121 shares

*	Matsushita defines “free cash flows” as the sum of net cash provided by operating activities and net cash used in investing activities.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

October 28, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta (Japan)
(Tel: +81-6-6949-2293)	Investor Relations
(Tel: +81-6-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita to Close MT Picture Display Corporation of America (New York)

Osaka, Japan, October 28, 2004 — Matsushita Electric Industrial Co., Ltd. - MEI (NYSE symbol: MC), best known for its “Panasonic” brand, today announced plans to discontinue operations at MT Picture Display Corporation of America (New York) - MTPDA(NY) in December 2004, after which it will begin closing/liquidation procedures. MTPDA(NY) is a subsidiary of Matsushita Toshiba Picture Display Co., Ltd. - MTPD, which is a joint venture of MEI and Toshiba Corporation.

MTPDA(NY) which manufactures cathode ray tubes (CRTs) for TV’s above 30 inches in the North American market has faced severe price and market erosion due to the increasing popularity of flat-panel TVs and declines in demand as a result of price competitive imports, mainly from Asia. This closing is a part of the company’s global restructuring initiatives in the CRT business. In the future, CRTs for the North American market will be supplied by other manufacturing locations in order to establish an optimum CRT manufacturing structure.

MTPDA(NY) was originally established in 1985 by Toshiba Corporation as a manufacturing base for CRTs. The company subsequently became a subsidiary of MTPD upon its establishment in April 2003. MTPDA(NY) specialized in the manufacture of CRTs above 30 inches, supplying some 950,000 units annually to the North American market.

[Reference]

MTPDA(NY) Company Overview

1. Basic Information (as of September 30, 2004)

Company name	MT Picture Display Corporation of America (New York)
Representative	Shigekazu Shibata, President
Location of head office	Westinghouse Circle, Horseheads, NY, U.S.A.
Date of incorporation	January 21, 1985
Principal business	Manufacture and sales of TVs CRT
Share capital	U.S.$ 180,000,000
Financial closing date	March 31
Number of employees	800
Total number of outstanding shares	300,000 shares
Shareholder’s equity	$ (103,821,000)
Total assets	$ 49,183,000
Shareholders (% ownership)	MT Picture Display Corporation of America* 100%
(*Wholly owned U.S. holding company of Matsushita Toshiba Picture Display Co., Ltd.)
Principal Customers	Group companies of Toshiba and JVC, and others
Financial Institution	Panasonic Finance (America), Inc.

2. Financial Results (for the most recent three fiscal years)

	(thousands of U.S.$, except per share amounts, which are in U.S.$)

Fiscal year ended:	March 2002	March 2003	March 2004
Sales *	226,242	275,153	250,393
Income (loss) before taxes *	(24,906)	(2,997)	(23,142)
Net income (loss) *	(24,906)	(2,997)	(109,169)
Net income (loss) per share	(83.02)	(9.99)	(363.90)
Cash dividends per share	—	—	—
Shareholders’ equity per share	(173.18)	16.83	(347.07)

(Note) * Amounts less than U.S.$ 1,000 have been omitted.

This matter will have no material effect on MEI’s consolidated, or parent-alone financial position or performance.

# # #

October 29, 2004

FOR IMMEDIATE RELEASE

Media Contacts:
Hitachi, Ltd.	Toshiba Corporation
Kantaro Tanii	Midori Suzuki
Public Relations	International Media Relations Group
Corporate Communications Division	Corporate Communications Office
Tel: +81-3-5208-9323	Tel: +81-3-3457-2105
Fax: +81-3-4564-2149	Fax: +81-3-5444-9202
E-mail: kantaro.tanii.gx@ hitachi.com	E-mail: press@toshiba.co.jp

Matsushita Electric Industrial Co., Ltd.

    Mike Kitadeya / Karl Takahashi

    International PR

    Tel: +81-6-6949-2293    Fax: +81-6-6949-2255

    Panasonic News Bureau

    Tel: +81-3-3542-6205    Fax: +81-3-3542-9018

    E-mail: panasonic-pr@gci-sunpub.co.jp

Hitachi, Toshiba and Matsushita

Conclude Agreement for Establishment of TV LCD Panel Joint

Venture, IPS Alpha Technology

Tokyo, October 29, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE: 6501, “Hitachi”), Toshiba Corporation (TSE: 6502, “Toshiba”), Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) and wholly owned Hitachi subsidiary Hitachi Displays, Ltd. (“Hitachi Displays”) today officially concluded a joint venture agreement to establish a company to manufacture and sell LCD panels for flat panel TVs. This agreement follows a basic agreement signed on August 31 this year.

The joint venture, to be called IPS Alpha Technology, Ltd. (“IPS Alpha”), is scheduled to commence operations on January 1, 2005. President of Hitachi Displays, Mr. Fumiaki Yonai, will serve concurrently as president of IPS Alpha.

*1 IPS Alpha will manufacture LCD panels using Hitachi Displays’ world-leading IPS mode system technology. Close collaboration with IPS Alpha is expected to achieve synergies in the production of finished products at Hitachi, Toshiba and Matsushita, allowing them to achieve LCD TVs that are even more competitive in terms of performance and price.

*2 IPS Mode System Technology

In-Plane-Switching (IPS) mode system is a type of TFT LCD display technology. IPS is distinguished by a wide 170-degree viewing angle, both horizontally and vertically, along with minimal gray-scale inversion and viewing-angle dependency, reproducing lifelike images, which is made possible because the liquid crystal molecules can rotate while remaining parallel to the substrate when a voltage is applied, yielding perfect orientation of the crystals. The advanced super (AS)-IPS mode system for use in televisions, large-screen monitors and other applications achieves an approximate 30% improvement in the aperture ratio over conventional IPS technology. Furthermore, AS-IPS realizes a higher level of brightness and reproduces colors more realistically thanks to high-purity color filters and other proprietary technologies.

Outline of IPS Alpha

1. Company name:	IPS Alpha Technology, Ltd.
2. President:	Fumiaki Yonai
3. Commencement of operations:	January 1, 2005
4. Projected capital:	60-70 billion yen
5. Ownership :	Hitachi Displays 30-35 billion yen (50%); Toshiba 15 billion yen (21-25%); Matsushita 15 billion yen (21-25%); other companies 0-5 billion yen (0-8% projected)
6. Location:	Mobara, Chiba Prefecture, Japan
7. Business:	Manufacture, design, sales and related maintenance and services of amorphous TFT LCD panels
8. Capital investment:	Approx. 110 billion yen
9. Products:	Amorphous TFT LCD panels for TVs 23-inches and above
10. Production capacity:	Equivalent of 2.5 million 32-inch units per year (Maximum output scheduled to be realized in second half of fiscal 2008)

(Paragraphs marked *1 and *2 and Items 4. and below in the above outline are based on the prior news release issued on August 31, 2004, titled “Hitachi, Toshiba and Matsushita Agree to Establish a TV LCD Panel Joint Venture.”)

About Hitachi, Ltd.

Hitachi, Ltd.(TSE:6501/NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004), consolidated sales totaled 8,632.4 billion yen (U.S.$81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

About Toshiba Corporation

Toshiba Corporation channels wide-ranging capabilities in information and communications systems, electronic components, consumer products and power systems into development and innovation in advanced components, products and systems, including LCDs and LCD TVs. Toshiba has 161,000 employees worldwide and annual sales of over U.S.$50 billion. Visit Toshiba’s web site at www.toshiba.co.jp/index.htm.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, Matsushita recorded consolidated net sales of U.S.$71.92 billion for the year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on Matsushita and its Panasonic brand, visit the Matsushita’s website at http://www.panasonic.co.jp/global/top.html.

Other Contacts:

Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel:+1-650-244-7902 (U.S.)	Tel: +44-1628-585379 (U.K.)
E-mail:masahiro.takahashi@hal.hitachi.com	E-mail:masanao.sato @hitachi-eu.com

Hitachi (China) Investment, Ltd.

Yuji Hoshino

Tel:     +86-10-6590-8141 (China)

E-mail: y_hoshino@hitachi.com.cn

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